FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 3, 2005

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On May 3, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing first quarter financial results for the period ending March 31, 2005. The company’s revenues for the 1st quarter of 2005 were $ 18.5 M, an increase both in comparison with the same period last year ($12.1 M) as well as in comparison with the 4th quarter of 2004 ($17.5 M) known for its seasonal tendency to be the strongest quarter of the year.

Net income (GAAP based) for the 1st quarter of 2005 was $ 7.5 M as compared with $ 5.5 M for the same period last year.

Results for the first quarter include a one time charge of $ 1.1 M for expenses related to the secondary offering and legal costs.

Diluted EPS for the 1stquarter, taking into account the one time charge, was $ 0.27 (and $ 0.32 at proforma level , excluding the one-time charge) as compared to $ 0.26 for the same period in 2004.

The increase in sales can be attributed to a rise in sales across Syneron’s broad portfolio of platforms, successful world-wide introduction of the Comet for high-speed hair removal and the strengthening of Syneron’s distribution network.

During Q1, 2005, Syneron successfully completed its secondary offering, increasing the free float of shares from 5 M shares to 13 M shares (53% of total outstanding shares), resulting in an increase in daily trading volume as well as broader analyst/institutional coverage.

Syneron is confirming revenue guidance for Fy2005 of $ 78M – $ 80M as well as guidance for Q2, 2005 of $ 18 M – $ 19 M.

Syneron management is hosting a conference call to discuss the quarterly results and highlights which will also be accessible over the internet via webcast.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated May 3, 2005, titled “Syneron Medical Reports First Quarter 2005 Earnings”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: May 3, 2005